Exhibit 99.5

August 11, 2016

PERSONAL AND CONFIDENTIAL

Board of Directors
Full Circle Capital Corporation (“FULL” or “Fund”)
102 Greenwich Avenue, 2nd Floor
Greenwich, CT 06830

Gentlemen:

We have reviewed the Great Elm Capital Corp. Registration Statement, as filed with the Securities and Exchange Commission (“SEC”), which includes a draft Proxy Statement/Prospectus for the proposed merger (“Proposed Merger”).

We are curious as to how the Board selected a merger with a newly-created BDC with a newly-created investment advisor, whose principals have no BDC management experience, and where highly illiquid and risky assets, most of which are not BDC-qualified, are to be transferred to the surviving BDC.   The very generous consulting agreements for Messrs. John E. Stuart and Gregg J. Felton seem to explain the deal’s shortcomings.

The consulting agreements for Messrs. Stuart and Felton, the sole officers and principals of Full Circle Advisors (“Current Advisor”), entitle them to receive 26% of the fees from Great Elm Capital Management (“New Advisor”) for a 3-year period post-closing.  Based on our back-of-the envelope calculation, the contracts have a value of $9 Million paid to the owners and principals of the Current Advisor from the New Advisor.

In other recent BDC transactions such as MCG Capital (MCGC) and American Capital, Ltd. (ACAS), the new advisors made cash payments to shareholders in the amount of 7% and 17% of net assets, respectively.  The Proposed Merger has no cash payments to FULL shareholders from the New Advisor.

Under all circumstances, the principals of the Current Advisor (Messrs. Stuart and Felton) are getting a much better deal than the rest of the FULL shareholders.

Section 25 of the Investment Company Act of 1940 offers an investment company in a situation like the Fund’s to seek an advisory fairness report (“Fairness Report”) from the SEC with respect to the Proposed Merger.  We challenge the Fund and its Board to seek a Fairness Report from the SEC.  Should the Fund opt not to seek such a Fairness Report, then we, in conjunction with other Fund shareholders holding not less than 25% of the Fund’s shares (as provided in Section 25), will be forced to seek a Fairness Report on our own.

Very truly yours,

/s/ David C. Sims

David C. Sims,
President

Sims Capital Management LLC  | 225 East Mason Street, Suite 802  | Milwaukee, WI 53202
(414) 765-1107   |   www.simscapital.com

cc:               Andrew Dakos
Bulldog Investors, LLC
Park 80 West---Plaza Two
250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663

Marcus Collins
Chief Compliance Officer
RiverNorth Capital Management, LLC
325 N. LaSalle Street
Suite 645
Chicago, IL 60654-7030